[K&L Gates LLP Letterhead]

May 24, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4041

Attn: Valerie J. Lithotomos

Re:	Eaton Vance Tax-Advantaged Bond and Option Strategies Fund (File No. 333-164369, 811-22380)

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Tax-Advantaged Bond and Option Strategies Fund (the “Fund”) is Pre-Effective Amendment No. 2 to the Fund’s initial registration statement on Form N-2 relating to the Fund’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on January 15, 2010 (the “Registration Statement”), as amended on May 5, 2010 (“Pre-Effective Amendment No. 1”). In Pre-Effective Amendment No. 1, the Fund responded to the Staff’s comments on the initial Registration Statement. This Pre-Effective Amendment No. 2, contains no material changes from Pre-Effective Amendment No. 1.

Pre-Effective Amendment No. 2 transmitted with this letter contains a conformed signature page, the manually executed original of which is maintained at the offices of the Fund.

It is expected that the Fund will file a pre-effective amendment during the third week of June 2010 registering additional shares along with a request for acceleration of effectiveness of the Registration Statement.

Please feel free to call me at any time at 617.261.3246.

Sincerely,

/s/ Clair E. Pagnano

Clair E. Pagnano

Enclosures

cc:	Richard Pfordte

    Securities and Exchange Commission, Division of Investment Management

Frederick S. Marius

    Eaton Vance Management

Mark P. Goshko

    K&L Gates LLP